July 14, 2008	Hemmie Chang, Esq.
617-951-7050
Hemmie.Chang@ropesgray.com
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Adam F. Turk

Re:	SeraCare Life Sciences, Inc.
Registration Statement on Form S-1
File Number 333-151773
Ladies and Gentlemen:
On behalf of SeraCare Life Sciences, Inc. (the “Company”), submitted herewith for filing is Amendment No. 1 (“Amendment No. 1”) to the Registration Statement referenced above (the “Registration Statement”).
Amendment No. 1 is being filed in response to comments contained in the letter dated June 26, 2008, from Jeffrey P. Riedler of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Gregory A. Gould, the Company’s Chief Financial Officer. The comments and responses set forth below are keyed to the numbering of the comments and the headings used in the Staff’s letter and are based upon information provided to Ropes & Gray LLP by the Company. Where appropriate, the Company has responded to the Staff’s comments by making changes to the disclosure in the Registration Statement set forth in Amendment No. 1. Page numbers referred to in the responses reference the applicable pages of Amendment No. 1.
On behalf of the Company, we respond as follows:
Signatures, page II-6
1.	We refer you to Instruction 1 to the Instructions for Signatures in Form S-1 that provides that the registration statement must be signed by, among others, the issuer’s controller or its principal accounting officer. Please revise your registration statement to add the

ROPES & GRAY LLP

U.S. Securities and Exchange Commission	- 2 -	July 14, 2008
signature of your controller or principal accounting officer. In the alternative, please clarify which one of the officers already included on the signature page is the controller or principal accounting officer.

Response: We have amended the signature page to show that Gregory A. Gould is also our Chief Accounting Officer.

2.	Please revise your signature block to reflect that the Form is being signed and filed pursuant to the Securities Act of 1933.

Response: We have revised the signature block to show the Form as signed and filed under the Securities Act of 1933.
We would appreciate receiving any additional comments on the Registration Statement, or receiving advice that there are no further comments on the Registration Statement, as soon as possible.
Very truly yours,
/s/ Hemmie Chang
Hemmie Chang
cc: Gregory A. Gould